GENESIS REALTY GROUP, INC.
135 EAST 57TH STREET
26TH FLOOR
NEW YORK, NEW YORK 10022
(212) 406-4954

November 28, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re:      Genesis Realty Group, Inc.
Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on January 25, 2002
(Registration No. 333-81428)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Genesis Realty Group, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-81428, which was filed on January 25, 2002 (the “Registration Statement”).

The reasons for the withdrawal of the Registration Statement are based on the Company's present capital requirements for its operations. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Genesis Realty Group, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

GENESIS REALTY GROUP, INC.

By:	/s/ Jeffrey Glick
Jeffrey Glick
President